U.S.    SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549
                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):
[   ]  Form 10-K and Form 10-KSB            [   ]  Form 20-F
[ X ]  Form 10-Q and Form 10QSB             [   ]  Form N-SAR
[   ]  Form 11-K

For Period Ended:       September 30, 2005
                  -----------------------------------------------------------


[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:     Fantastic Financial Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

                     2920 N. Swan Road, Suite 206 Tucson, Arizona 85712

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check box if appropriate)          [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-36 (c) has been attached if applicable.

Part III - Narrative

         The Company needs additional time to finalize its financial statements in order to insure accurate reporting of its financial condition and results of operation for the period ended September 30, 2005 . The Company expects to file by November 21, 2005 .

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:


            Daniel L. Hodges              (520)          977-9654
           ------------------        ------------------------------------
                    (Name)                    (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

[X] Yes [ ] No

         (3) is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]      Yes      [X]      No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Fantastic Financial Corporation
                  -------------------------------------
         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      11-15-05
      -----------------------


By: /s/    Daniel L. Hodges
    --------------------------
Daniel L. Hodges

                                                     ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).